[LETTERHEAD OF MILESTONE SCIENTIFIC]

                                                                  May 11, 2005

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549
Attention: Ms. Angela J. Crane, Branch Chief

                            Milestone Scientific Inc.
                Form 10-KSB for the year ended December 31, 2004
                                File No. 1-14053
Dear Sirs:

      This letter responds to the Staff's comment letter dated May 2, 2005 regarding the above-referenced periodic report filed by Milestone Scientific Inc. ("Company" or "Milestone"). For ease of reference, your inquiries have been incorporated in this letter and precede our responses. If you have any questions regarding the responses to your comments, please feel free to call me at 973-535-2717 or Virginia Tillyard of Morse, Zelnick, Rose & Lander at 212-838-3089.

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Form 10-KSB for the Year Ended December 31, 2004

Notes to Consolidated Financial Statements - Page F-8

Note B-8, Revenue Recognition -Page F-9

Question 1:

      We note that "revenue is recognized net of discounts and allowances when title passes at the time of shipment and collectibility is reasonably assured and the Company has no further performance obligations." Do post-shipment obligations, such as installation, set-up or customer acceptance, affect the timing of revenue recognition? Describe the significant terms of your agreements with independent sales representatives, including payment, price protection, return, exchange, and other significant matters. Explain and support when you believe it is appropriate to recognize revenue to independent sales representatives. Refer to SAB 104 and SFAS 48 as necessary.

Response:

Milestone Scientific Inc.'s revenue recognition policy is based on the following four factors that are consistent with the criteria outlined in SAB 104:

      o     Persuasive evidence of an arrangement exists,

      o     Delivery has occurred,

      o     The price to the buyer is fixed and determinable, and

      o     Collectibility is reasonably assured.

A detailed discussion of all pricing options is provided in Response 2. Under all pricing options revenue is recognized upon the shipment of goods. There is no installation or set up or post-shipment maintenance required and customer acceptance is considered made at delivery..

Our Sales Representative Agreement with our outside sales representatives addresses the relationship the representative has with the Company as an independent contractor who upon the completion of a Company training program is assigned a sales territory to solicit sales on behalf of the Company. The representative earns a commission for each sale upon the shipment of product to the customer by the Company's fulfillment center. All shipments are initiated by the completion and submission of a properly completed Sales Order from the Sales Representative to our customer service department which processes the order with the Company's fulfillment center. Commissions are paid to the representatives by the fifteenth day of the month following the month the sales were made. Since the Company does not sell product to the sales representatives, there are no price protection concerns. We typically receive payment in advance of shipment. Any collection follow up required is performed by the company finance personnel.

The company also has arrangements with independent distributors in international markets where we offer exclusivity in each market. These distributors purchase our products at wholesale prices and sell to the end user. All sales to distributors are final and no returns are permitted. Payments from distributors are required pursuant to our normal credit terms and are not dependent on sell

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through. The Company has no maintenance or other post sale responsibilities for sales to these distributors.

Question 2:

      Supplementally, tell us more about the purchase and pricing options available to your customers. Do contracts set forth fixed prices for purchases of products? Do these prices change over time? If so, how are changes in prices over the term of the contracts, if any, accounted for? Do prices charged vary between customers? Do you offer discounts? Consider SAB 104 when drafting your response as applicable.

Response:

Milestone Scientific, Inc.'s business model is similar to the razor and razor blade concept. Except for sales to our distributors, we sell direct to the end user, typically a dentist/dental practice, one or more Drive Units (razor) and then over a continued period of time we sell a consumable Handpiece product (razor blade). In order to maximize our market opportunities, Milestone Scientific, Inc. offers pricing options to new and existing customers. These options are summarized separately for Drive Units and Handpieces as follows:

Drive Units:

      Drive Unit only:

      Sell to new customer a Drive Unit for $2,195.

         Drive Unit (w/ Handpiece Bundled):

            Sell new customer a Drive Unit for $2,495 and customer receives 18 boxes, each containing 50 handpieces shipped either all at once or over a twelve month period.

Handpieces:

      Milestone Savings Plan:

      Milestone Savings Plan (MSP) where the customer agrees to purchase handpieces on a recurring monthly basis at a discounted MSP price. Revenues are recognized as shipments are made.

      No Milestone Savings Plan:

      Customer orders handpieces as needed by placing an order through customer service at a full retail price that is subject to change without notice.

The price terms of each agreement are determined and agreed upon at the time of sale.

Prices for Drive Units and handpieces are subject to change over time. Subsequent changes in prices have no impact on previously contracted prices for Drive Units or handpieces. Price changes do affect future Drive Unit sales and non MSP Handpiece sales. Prices for MSP Handpiece sales are fixed until the renewal date of the MSP at which time the new prices are applied to future MSP sales transactions.

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Since price changes do not affect contracted prices there is no accounting treatment for price change required.

Prices do not vary between customers however sales of multiple Drive Units to new customers are typically discounted up to 25% after the first unit. Similarly subsequent sales of Drive Units to existing customers are discounted 25%. With prior Sales Manager approval, sales representatives have the ability to discount new customer and existing customer sales of Drive Units. Prices also change for quarterly marketing promotions that target new customer and/or existing market segments. All sales are recorded net of discount.

Question 3:

      In this regard, we note you implemented a sales program in the first quarter of 2005 which you will provide a one year supply of hand pieces free to customer that purchase a CompuDent unit. Supplementally, tell us how you are accounting for this program. Confirm that you are classifying the expense of the free disposables in cost of sales. Refer to EITF 00-22 in your response.

Response:

In the first quarter 2005 the Company implemented a program where the purchase of a Drive Unit for a certain price included a 1 year supply (18 boxes) of Handpieces. The revenue and related expense for the Drive Unit is recorded at time of delivery. We also record the cost of the Handpieces shipped with the Drive Unit at time of delivery. We typically ship a minimum of 3 to 6 boxes of Handpieces along with the Drive Unit at time of delivery. It is our policy to recognize revenue as shipments are made. As of March 31, 2005 deferred revenues associated with this program have been de-minimus. We confirm that the cost of the free disposables is classified as cost of sales.

Question 4:

      Tell us how warranty costs are estimated at the time of shipment. If material, revise future filings comply with the disclosure requirements of paragraph 14 of FASB Interpretation No. 45.

Response:

The Company warranties its products for a one year period. Warranty returns are monitored and thus far have been immaterial. During 2004 the Company had total returns of 94 units under warranty. The related expense to the Company for repair or replacement was less than $10,000 (less than 0.3% of revenue and less than 0.4 % of net loss for the year). Accordingly,as units under warranty are returned, the cost of repair or replacement is recorded to expense. We will continue to monitor warranty experience on a quarterly or more frequent basis and institute a policy of warranty reserves if return experience so dictates. We will also provide in the future the disclosures required by paragraph 14 of FASB Interpretation No. 45.

Note I. Stockholder's Equity - Page F-13

Question 5:

      In each transaction involving the issuance of warrants, please tell us and expand your disclosures in future filings to explain how each issuance was valued. Address both the method and the significant assumptions applied.

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Response:

In February 2004, in payment of liabilities, the Company issued 335,614 warrants as part of units consisting of two shares of common stock and one warrant at a Public Offering Price of $6.52 per unit. The number of units issued was determined by the recorded amount of the respective liabilities that the units were issued to satisfy. Also in February 2004 the Company issued 1,440,000 units including two shares and one warrant per unit as part of the public offering which warrants were not required to be separately valued. In April 2004 the Company issued 80,000 warrants in connection with services related to the Public Offering and which therefore were not separately recorded in equity.

We will expand our disclosures in future filings to explain how each warrant issuance was valued.

In connection with the above answers the Company hereby acknowledges that:

            o The company is responsible for the adequacy and accuracy of the disclosure in the filings;

            o Staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

            o The company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

                                      Sincerely,


                                      Kevin T. Lusardi
                                      Vice President and Chief Financial Officer

cc:   Virginia Tillyard, Esq. (Morse, Zelnick, Rose & Lander)
      Dennis Hult, SEC